

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

February 5, 2010

Via U.S. Mail

Jonathan A. Greenberg, Esq.
Senior Vice President, General Counsel & Secretary
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, KA 67210

   **Re: Spirit AeroSystems Holdings, Inc.
      Registration Statement on Form S-4
      Filed: November 25, 2009
      File No. 333-163334**

      **Form 10-K for Fiscal Year Ended
      December 31, 2008
      Form 10-Q for Fiscal Quarter Ended
      October 1, 2009
      File No. 001-33160**

Dear Mr. Greenberg:

   We have reviewed your responses to the comments in our letter dated December 22, 2009 and have the following additional comment.

Form 10-K: For the fiscal year ended December 31, 2008
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
2009 Outlook, page 42

1. We have reviewed the proposed disclosure that you provided in response to our prior comment number 17, and we acknowledge your expanded disclosure regarding the growth in your capitalized inventory costs. However, we believe that your disclosure could be further enhanced by providing additional disclosure

regarding the impact that your new production programs are expected to have on your results of operations. For example, given that your new production programs have resulted in such significant increases to your capitalized pre-production costs and work-in-process inventory, we believe that it may be meaningful to disclose (i) when your new production programs are expected to begin generating material revenue, (ii) whether or not pre-production costs and/or costs incurred in the early stages of production have been consistent with your expectations, (iii) whether or not there have been any material changes to the timing of when your new programs can be expected to transition to recurring production levels, (iv) whether your new production programs are expected to have a material impact on your company's margins or reported net income in future periods, and (v) any additional information that would provide readers with insight regarding the expected impact of your new production programs on your results of operations. Please consider revising your disclosure accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

Cc:

Mark S. Kingsley, Esq.
Kaye Scholer LLP
(212) 836-8689 *(facsimile)*